UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of June 2008
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

EXPLANATORY NOTE
     FreeSeas Inc. (the “Company”) hereby amends the Company’s Form 6-K dated June 2, 2008 furnished to the Commission on June 2, 2008 (the “Original Form 6-K”) solely for the purpose of incorporating by reference the Original Form 6-K and the exhibit thereto into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-145098 and 333-149916) filed by the Company under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended Report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.
Date: July 7, 2008
	By:	/s/ Ion G. Varouxakis
		Name:	Ion G. Varouxakis
		Title:	President and Chief Executive Officer

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